                      REGISTRATION AND REPORTING UNDER THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                           ANNUAL REPORTS ON FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

X        Annual report pursuant to Section 15(d) of the Securities Exchange Act
-        of 1934
              For the fiscal year ended December 31, 1998
                                        -----------------

                                       OR

         Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
              For the transition period from               to
                                             -------------    -----------

Commission file number 1-5985
                       ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES
         ---------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  NEWCOR, INC.
                           1825 S. Woodward, Suite 240
                        Bloomfield Hills, Michigan 48302
                                 (248) 253-2400

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES
                                      ---------------------------------------
                                       (name of plan)

Date     June 29, 1999                By       /s/ Fred Davenport
         -------------                         ------------------
                                                   Fred Davenport
                                                   Plan Administrator

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES
                                     -------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                                     -------




                                                                             PAGES
                                                                             -----

Report of Independent Accountants                                              2


Financial Statements:

   Statement of Net Assets Available for Plan Benefits
     as of December 31, 1998 and 1997                                          3

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Years Ended December 31,
     1998 and 1997                                                             4

   Notes to Financial Statements                                            5-10


Supplemental Schedules:

   Item 27a -   Schedule of Assets Held for Investment
                  Purposes at December 31, 1998                               11

   Item 27d -   Schedule of Reportable Transactions
                  for the Year Ended December 31, 1998                     12-14

Exhibit 23.1      Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrator of
Newcor, Inc. Savings Plan for Employees:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of Newcor, Inc. Hourly Employees 401(k) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Newcor, Inc., Savings Plan for Employees as of December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
June 11, 1999

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        as of December 31, 1998 and 1997
                                     -------




                                                                                    1998                 1997
                                                                                    ----                 ----

Assets:
Investments, at fair value                                                   $    10,069,300       $     8,400,700
Employee loans                                                                        13,300                     0
Company matching contribution receivable                                              24,800                 9,200
Employee contribution receivable                                                      72,700                     0
                                                                             ---------------       ---------------

  Net assets available for plan benefits                                     $    10,180,100       $     8,409,900
                                                                             ===============       ===============








                     The accompanying notes are an integral
                       part of the financial statements.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1998 and 1997
                                     -------




                                                                                      1998                1997
                                                                                      ----                ----

Additions:
    Employee contributions                                                       $    1,193,800    $       616,800
    Employer contributions                                                              315,100            102,800
    Employee rollovers and plan merger                                                1,129,700            338,200
    Investment income:
       Interest and dividend income                                                     358,300            642,800
       Net appreciation in fair
                value of investments                                                    548,700            456,600
                                                                                 --------------    ---------------

                Total additions                                                       3,545,600          2,157,200

Deductions:
    Participant distributions                                                         1,768,900          2,347,300
    Other                                                                                 6,500                  0
                                                                                 --------------    ---------------

                Total deductions                                                      1,775,400          2,347,300


                Net increase (decrease)                                               1,770,200           (190,100)

Net assets available for plan benefits:
    Beginning of year                                                                 8,409,900          8,600,000
                                                                                 --------------    ---------------

    End of year                                                                  $   10,180,100    $     8,409,900
                                                                                 ==============    ===============






                     The accompanying notes are an integral
                        part of the financial statements.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
                                     -------



1.     DESCRIPTION OF THE PLAN:

       The Plan is a defined contribution plan adopted effective May 1, 1985 covering eligible employees of Newcor, Inc. (the "Company"). Salaried employee participants in the Rubright Employees Retirement and 401(K) Plan, the Plastronics Plus Inc 401(K) Retirement Plan, and the Blackhawk Engineering 401(K) Plan were merged with the plan effective January 1, 1998 ($856,000 net assets transferred into the plan).

       Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer, Newcor, Inc.

       Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G).

       The Company's matching contribution, in the form of Newcor common stock, is subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service, 100 percent vesting. Nonvested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


2.     SIGNIFICANT ACCOUNTING POLICIES:

       The financial statements of the Plan are prepared under the accrual method of accounting.

       The fair value of investments held by the Plan in collective investment funds and common stock funds are stated at quoted market prices on the last business day of the plan year.

       Expenses incurred in connection with the operation of the Plan are borne by the employer.

       The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

       The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

3.     INVESTMENTS:

       The Plan's investments are held by a trust fund. The following table presents the fair value of investments as of December 31, 1998 and 1997:

                                                                                        1998             1997
                                                                                        ----             ----

         American Funds Investments:
                Bond Fund of America                                              $      260,200   $       285,300
                Cash Management Trust                                                  3,002,400         2,741,200
                Euro Pacific Growth Fund                                                 837,900           733,500
                Income Fund of America                                                 1,105,100         1,069,600
                Investment Company of America                                          2,712,000         1,970,000
                New Perspective Fund                                                   1,696,500         1,264,300
                Washington Mutual Investors                                               10,200                 0
                Growth Fund of America                                                    10,700                 0
         Newcor Inc. Common Stock                                                        434,300           336,800
                                                                                  --------------   ---------------

                   Total                                                          $   10,069,300   $     8,400,700
                                                                                  ==============   ===============

4.     INCOME TAX STATUS:

       The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

5.     SUMMARY OF FINANCIAL DATA:

       The following is a summary of the plan financial information segregated by investment program:


                                                                      SUMMARY OF NET ASSETS
                                                                             -------



                           BOND FUND      CASH        EURO-PACIFIC    INCOME     INVESTMENT        NEW        WASHINGTON     GROWTH
                              OF       MANAGEMENT        GROWTH       FUND OF      CO. OF      PERSPECTIVE      MUTUAL       FUND OF
                            AMERICA       TRUST           FUND        AMERICA     AMERICA         FUND         INVESTORS     AMERICA
                            -------       -----        ----------     -------     --------    ------------     ---------     -------
Net assets available for
 plan benefits:
     December 31, 1998     $260,200    $3,002,400       $837,900     $1,105,100  $2,712,000    $1,696,500       $10,200      $10,700
                           ========    ==========       ========     ==========  ==========    ==========       =======      =======


Net assets available for
 plan benefits:
     December 31, 1997     $285,300    $2,741,200       $733,500     $1,069,600  $1,970,000    $1,264,300         $0           $0
                           ========    ==========       ========     ==========  ==========    ==========         ==           ==


                                   SUMMARY OF NET ASSETS
                                          -------


                              NEWCOR, INC.
                                 COMPANY
                                  STOCK       LOANS    OTHER      TOTAL
                               -----------    -----    -----      -----


Net assets available for
 plan benefits:
     December 31, 1998          $434,300    $13,300   $88,300  $10,170,900
                                ========    =======   =======  ===========


Net assets available for
 plan benefits:
     December 31, 1997          $336,800      $0      $9,200   $8,409,900
                                ========      ==      ======   ==========



                                                  SUMMARY OF CHANGES IN NET ASSETS

                                                 for the year ended December 31, 1998
                                                                -------



                           BOND FUND      CASH        EURO-PACIFIC     INCOME    INVESTMENT        NEW
                              OF       MANAGEMENT        GROWTH        FUND OF     CO. OF      PERSPECTIVE
                            AMERICA       TRUST           FUND         AMERICA    AMERICA         FUND
                            -------       -----        ----------      -------    --------    ------------

Additions:
Employee/employer
  contributions           $ 101,900      $ 70,700       $144,300       $149,900  $ 407,900        $183,700
Transfers in/merger                       508,800         30,700         73,800    264,000         127,100
Interest and dividend
 income                      17,600       145,800         29,600         55,600     41,100          64,200
Net appreciation
  (depreciation) in fair
  value of investments      (2,200)             0         88,400         45,100    440,200         305,400
Loan payments                   500         1,200            600          1,900      1,100             500
                          ---------      --------       --------       --------  ---------        --------

    Total additions         117,800       726,500        293,600        326,300  1,154,300         680,900
                          ---------      --------       --------       --------  ---------        --------

Deductions:
Participant distributions   105,900       465,300        189,200        290,800    412,300         248,700
Transfers out                37,000             0              0              0          0               0
Other                             0             0              0              0          0               0


    Total deductions        142,900       465,300        189,200        290,800    412,300         248,700
                          ---------      --------       --------       --------  ---------        --------

    Net additions
      (deductions)        $(25,100)      $261,200       $104,400       $ 35,500  $ 742,000        $432,200
                          =========      ========       ========       ========  =========        ========





                                                  SUMMARY OF CHANGES IN NET ASSETS

                                                 for the year ended December 31, 1998
                                                              -------



                            WASHINGTON     GROWTH     NEWCOR, INC.
                              MUTUAL       FUND OF       COMPANY
                             INVESTORS     AMERICA        STOCK       LOANS    OTHER      TOTAL
                             ---------     -------     -----------    -----    -----      -----

Additions:
Employee/employer
  contributions             $    100     $    100    $  362,000    $     0   $88,300   $1,508,900
Transfers in/merger            9,600        9,600        80,500     19,800         0    1,123,900
Interest and dividend
 income                          900        1,000         2,500          0         0      358,300
Net appreciation
  (depreciation) in fair
  value of investments         (400)            0     (327,800)          0         0      548,700
Loan payments                      0            0             0          0         0        5,800
                            --------     --------    ----------    -------   -------   ----------

    Total additions           10,200       10,700       117,200     19,800    88,300    3,545,600
                            --------     --------    ----------    -------   -------   ----------

Deductions:
Participant distributions          0            0        19,700          0         0    1,731,900
Transfers out                      0            0             0          0         0       37,000
Other                              0            0             0      6,500         0        6,500


    Total deductions               0            0        19,700      6,500         0   1,775,400
                            --------     --------    ----------    -------   -------   ---------

    Net additions
      (deductions)          $ 10,200      $10,700    $   97,500    $13,300   $88,300   $1,770,200
                            ========      =======    ==========    =======   =======   ==========

                                         SUMMARY OF CHANGES IN NET ASSETS

                                       for the year ended December 31, 1997
                                                     -------




                                     GUARANTEED         BOND              CASH        EURO-PACIFIC       INCOME
                                     INVESTMENT        FUND OF         MANAGEMENT        GROWTH          FUND OF
                                      CONTRACTS        AMERICA            TRUST            FUND          AMERICA
                                      ---------        -------      -----------       ----------         -------
Additions:
Employee contributions             $          0     $   39,300       $     74,100   $     95,600       $  88,700
Employer contributions                        0              0                  0              0               0
Employee rollover contributions               0              0            320,000              0               0
Transfers in                                  0              0            575,100              0               0
Interest and dividend income                300         20,100            140,300         62,300         129,300
Net appreciation (depreciation)
  in fair value of investments                0          5,100                  0          3,200          76,300
                                    -----------      ---------        -----------    -----------        --------

   Total additions                          300         64,500          1,109,500        161,100         294,300
                                    -----------      ---------        -----------    -----------        --------

Deductions:
Participant distributions                     0         55,900          1,091,400        190,000         416,900
Transfers out                           718,300          9,800                  0         20,800           5,900
                                    -----------      ---------        -----------    -----------        --------

   Total deductions                     718,300         65,700          1,091,400        210,800         422,800
                                    -----------      ---------        -----------    -----------        --------

   Net additions (deductions)      $   (718,000)    $   (1,200)      $     18,100   $    (49,700)      $(128,500)
                                   ============     ==========       ============   ============       =========


                                   SUMMARY OF CHANGES IN NET ASSETS

                                 for the year ended December 31, 1997
                                                -------



                                        INVESTMENT        NEW       NEWCOR
                                         CO. OF       PERSPECTIVE   COMMON
                                         AMERICA          FUND       STOCK       OTHER       TOTAL
                                         -------     ---------    --------       -----       -----
Additions:
Employee contributions                $   183,200  $    115,100   $   20,800  $       0    $  616,800
Employer contributions                          0             0      104,800     (2,000)      102,800
Employee rollover contributions                 0             0       18,200          0       338,200
Transfers in                               85,800        30,300       63,600          0       754,800
Interest and dividend income              195,400        90,400        4,700          0       642,800
Net appreciation (depreciation)
  in fair value of investments            252,500        75,300       44,200          0       456,600
                                      -----------  ------------   ----------  ---------    ----------

   Total additions                        716,900       311,100      256,300     (2,000)    2,912,000
                                      -----------  ------------   ----------  ---------    ----------

Deductions:
Participant distributions                 342,400       227,300       23,400          0     2,347,300
Transfers out                                   0             0            0          0       754,800
                                      -----------  ------------   ----------  ---------    ----------

   Total deductions                       342,400       227,300       23,400          0     3,102,100
                                      -----------  ------------   ----------  ---------    ----------

   Net additions (deductions)         $   374,500  $     83,800   $  232,900  $  (2,000)   $ (190,100)
                                      ===========  ============   ==========  =========    ==========

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

6.     BENEFIT PAYMENTS:

       Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid aggregated $289,323 and $397,028 at December 31, 1998 and 1997, respectively.

7.     FORM 5500:

       The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 and the accompanying financial statements not reporting benefits payable as a liability on the statement of net assets available for plan benefits.

8.     SUBSEQUENT EVENTS:

       Effective January 1, 1999, the Production Rubber 401(k) Plan was merged into the Newcor Savings Plan for salaried employees. As a result, net assets of $78,000 were transferred into the Plan.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998
                                     -------



                                       (B)
                              IDENTITY OF ISSUER,                                                                 (E)
                               BORROWER, LESSOR                         (C)                     (D)             CURRENT
(A)                            OR SIMILAR PARTY              DESCRIPTION OF INVESTMENT         COST              VALUE
---                            ----------------              -------------------------         ----              -----
         American Funds Investments
                          Bond Fund of America                       19,105 shares       $      262,200   $     260,400
                          Cash Management Trust                      3,002,400 shares         3,002,400       3,002,400
                          Euro Pacific Growth Fund                   29,500 shares              749,500         837,900
                          Income Fund of America                     63,733 shares            1,060,000       1,105,100
                          Investment Co. of America                  87,293 shares            2,271,800       2,712,000
                          New Perspective Fund                       73,921 shares            1,391,100       1,696,500
                          Washington Mutual Investors                312 shares                  10,600          10,200
                          Growth Fund of America                     480 shares                  10,700          10,700
                                                                                         --------------   -------------

                          Total American Funds                                                8,758,500       9,635,000
                                                                                         --------------   -------------


*        Newcor, Inc. Common Stock                               112,077 shares                 762,100         434,300

         Participant loans                                                                                       13,300


                                                                                         $    9,520,600   $  10,082,600
                                                                                         ==============   =============




*party in interest to the plan

                    Newcor, INC. SAVINGS PLAN FOR EMPLOYEES

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1998
                                    -------


                                                                                              (C)         (D)         (E)
              (A)                                        (B)                               PURCHASE     SELLING      LEASE
       IDENTITY OF PARTY                        DESCRIPTION OF ASSET                         PRICE       PRICE      RENTAL
       -----------------                        --------------------                      -----------   -------     ------

REPORTING CRITERION I              Any transaction within the plan year, with respect to any plan
---------------------              asset, involving an amount in excess Of five percent of the current value of plan assets.





   American Funds                  Cash Management
                                      1 Sale                                                            $1,147,586
                                      1 Purchase                                          $1,838,148
                                      1 Purchase                                             827,795


     (F)         (G)          (H)             (I)
   EXPENSE      COST      CURRENT VALUE     NETGAIN
  INCURRED    OF ASSET      OF ASSET       OR (LOSS)
  --------    --------   --------------    ---------



             $1,147,586   $1,147,586
              1,838,148    1,838,148
                827,795      827,795

REPORTING CRITERION II:
----------------------
                                   Any series of transactions (other than transactions with respect to securities) within the plan year with or in conjunction with the same person which, when aggregated, regardless of the category of asset and the gain or loss on any transaction, involves and amount in excess of five percent of the current value of plan assets.

                                                                                                                  Not applicable.






                    NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1998
                                    -------


                                                                                             (D)        (E)          (F)     (G)
              (A)                                        (B)                               PURCHASE     SELLING     LEASE   EXPENSE
       IDENTITY OF PARTY                        DESCRIPTION OF ASSET                         PRICE       PRICE      RENTAL  INCURRED
       -----------------                        --------------------                      -----------   -------     ------  --------

REPORTING CRITERION III:           Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities, when aggregated, involves an amount in excess of five percent of the current value of plan assets (Note A).

   American Funds                  Cash Management Trust
                                     185 Purchases                                      $4,360,833
                                     188 Sales                                                          $5,497,275

   American Funds                  Income Fund of America
                                     64 Purchases                                          528,000
                                     28 Sales                                                              467,613

   American Funds                  Investment Company of America
                                     85 Purchases                                        1,253,310
                                     30 Sales                                                              717,645

   American Funds                  New Perspectives Fund
                                     60 Purchases                                          628,824
                                     26 Sales                                                              439,959

   American Funds                  Euro Pacific Growth Fund
                                     27 Sales                                              356,820         322,861
                                     62 Purchases






                COST      CURRENT VALUE     NET GAIN
              OF ASSET      OF ASSET       OR (LOSS)
             --------   --------------    ---------
            $4,360,833  $ 4,360,833
             5,497,275    5,497,275


               528,000      528,000
               456,528      467,613      $11,085


             1,253,310    1,253,310
               675,770      717,645       41,875


               628,824      628,824
               391,346      439,959       48,613


               300,611      322,861       22,250
               356,820      356,820

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1998
                                    -------

                                                                                              (C)        (D)         (E)
              (A)                                        (B)                               PURCHASE     SELLING      LEASE
       IDENTITY OF PARTY                        DESCRIPTION OF ASSET                         PRICE       PRICE      RENTAL
       -----------------                        --------------------                      -----------   -------     ------

REPORTING CRITERION  IV:   Any transaction within the plan year with respect to securities with or in conjunction with a person which, if any prior or subsequent single transaction within the plan year with such person with respect to securities, exceeds five percent of the current value of plan assets.
                                                                                                           Not Applicable

  (F)          (G)          (H)            (I)
 EXPENSE      COST      CURRENT VALUE    NET GAIN
INCURRED    OF ASSET      OF ASSET       OR (LOSS)
--------    --------   --------------    ---------
                                Note: (A) Transactions already reported under Criterion I are not repeated here.





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